UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Jaguar Health, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47010C706

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C706

(1)	Names of reporting persons: Joshua Mailman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: United States

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 5,323,758
	(6)	Shared voting power: 4,525,380
	(7)	Sole dispositive power: 5,323,758
	(8)	Shared dispositive power: 4,525,380

(9)	Aggregate amount beneficially owned by each reporting person: 9,849,138
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 6.5%
(12)	Type of reporting person (see instructions): IN

CUSIP No. 47010C706

(1)	Names of reporting persons: Joshua Mailman Foundation
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization: Delaware

Number of shares beneficially owned by each reporting person with	(5)	Sole voting power: 0
	(6)	Shared voting power: 4,366,665
	(7)	Sole dispositive power: 0
	(8)	Shared dispositive power: 4,366,665

(9)	Aggregate amount beneficially owned by each reporting person: 4,366,665
(10)	Check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
(11)	Percent of class represented by amount in row (9): 2.9%
(12)	Type of reporting person (see instructions): CO

Item 1(a). Name of issuer:

Jaguar Health, Inc.

Item 1(b). Address of issuer’s principal executive offices:

200 Pine Street, Suite 400

San Francisco, California

Item 2(a). Name of person filing:

This Schedule 13G is being filed by (i) Joshua Mailman and (ii) the Joshua Mailman Foundation, a Delaware corporation (the “Foundation”) (collectively, the “Reporting Persons”).

The Foundation is a private charitable foundation under 501(c)(3) of the Internal Revenue Code. Mr. Mailman is the President of the Foundation and by virtue of such position may be deemed to share beneficial ownership with the Foundation. Mr. Mailman disclaims beneficial ownership of the shares of Common Stock held by the Foundation.

Item 2(b). Address of principal business office or, if none, residence:

The principal business office of the Reporting Persons is:

c/o Citron Cooperman

50 Rockefeller Plaza, 4th Floor

New York, NY 10020

Item 2(c). Citizenship:

Joshua Mailman is a United States citizen.

The Foundation is a not for profit corporation organized in Delaware.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e). CUSIP No.:

47010C706

Item 3.

Not Applicable.

Item 4. Ownership

The ownership information below represents beneficial ownership by the Reporting Persons of the Common Stock of as of December 31, 2022, based upon 151,225,150 shares of Common Stock outstanding as of November 22, 2022, as reported by the issuer in its proxy statement filed with the Securities and Exchange Commission on November 28, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Joshua Mailman	9,849,138	6.5%	5,323,758	4,525,380	*	5,323,758	4,525,380	*
Foundation	4,366,665	2.9%	0	4,366,665		0	4,366,665

* includes 158,715 shares of Common Stock held by the EJM 2012 Trust; Monica Winsor, Mr. Mailman’s spouse, is the sole trustee of the EJM 2021 Trust

Item 5. Ownership of Five Percent or Less of a Class

The Foundation has ceased to be the beneficial owner of more than five percent of Common Stock as of the date of event of this Schedule 13G.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit No.	Document

99.1	Joint Filing Agreement, dated May 10, 2022, among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13G filed on May 10, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023	By:	/s/ Joshua Mailman
	Name:	Joshua Mailman

Joshua Mailman Foundation

February 14, 2023	By:	/s/ Joshua Mailman
	Name:	Joshua Mailman
	Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)